Exhibit 99.1

Response to letter inquiry

All over the world, Bayer stands for innovation, science and a tradition of responsible care. This expectation is an indelible aspect of the values on which our company is founded and that our employees live, and is expressed in our mission statement: “Bayer: Science For A Better Life.”

The proposed transaction with Monsanto is an extraordinary opportunity for us to turn a great business into a world leader and deliver a transformational step in our life science focus. The task of ensuring enough food to feed the world’s rapidly growing population and addressing unabated climate change can only be accomplished through higher agricultural yields. However, since the available agricultural land is set to shrink rather than increase, we need innovative technologies capable of supporting agricultural operations, whatever their size, in their efforts to boost productivity and spare resources. We are convinced that GMOs are one relevant tool in the toolbox to fight hunger in the world.

Regarding glyphosate, it is one of the most widely used broad-spectrum herbicides around the globe. All evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants. We note the European Commission’s 18-month re-extension of glyphosate authorization, and as a science-based company, Bayer is optimistic that science remains at the heart of any regulatory processes and decision-making.

Furthermore, you requested a clarification on the impact of our seed-growth product Gaucho. There is scientific consensus that bee decline cannot be attributed to a single cause. Though there are a number of pressures on bee populations, including the provision of food and nesting sites, weather and numerous viruses and other diseases, the principal focus of the public debate is nonetheless on the use of insecticides, especially neonicotinoids.

With hundreds of studies conducted and a history of safe use on farms, lawns and landscapes across the world, we know more about neonicotinoids and honey bees than any other pesticide. The few confirmed cases in which plant protection products are known to have directly harmed bee populations were due to faulty or excessive use. The use of crop protection products does not harm bees if applied properly and according to label instructions, and we provide stewardship programs to farmers to help ensure that our products are used correctly.

We will continue to actively promote bee health as we have for more than 25 years. Bayer is committed to and proactively engages in an open dialog on bee health through two Bee Care Centers and hundreds of Bee Ambassadors around the world. We encourage you to look at our website www.beecare.bayer.com for more information.

Sustainability and social responsibility have long been core elements of the Bayer culture, and will continue to be. We are committed to an open exchange with critical stakeholders as well, and have invited environmentalists and other NGOs to engage in constructive dialogue.

We greatly appreciate your thoughts and look forward to providing you with further details as the process continues.

Yours sincerely,

[Signature]

Forward-Looking Statements

This document may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.